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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                December 19, 2005

                        Commission File Number: 001-14534


                            PRECISION DRILLING TRUST
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 19, 2005


                                       PRECISION DRILLING TRUST
                                       By its Administrator PRECISION DRILLING
                                       CORPORATION


                                       By: /s/ Darren Ruhr
                                           ----------------------------------
                                       Name:  Darren Ruhr
                                       Title: Vice President, Corporate Services
                                              and Corporate Secretary


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EXHIBIT           TITLE
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1                 PRESS RELEASE - PRECISION DRILLING TRUST ANNOUNCES
                  DECEMBER 2005 TRUST DISTRIBUTION AND 2006 CAPITAL EXPENDITURE PROGRAM




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                                                                      EXHIBIBT 1
                                                                      ----------

P R E S S   R E L E A S E
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                            PRECISION DRILLING TRUST
                   ANNOUNCES DECEMBER 2005 TRUST DISTRIBUTION
                      AND 2006 CAPITAL EXPENDITURE PROGRAM

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CALGARY, December 19, 2005 - Precision Drilling Trust ("PRECISION") announces today that the cash distribution for the month of December 2005 will be Cdn$
0.27 per trust unit of Precision. The distribution will be payable on January 17, 2006 to unitholders of record on December 31, 2005. The ex-distribution date is December 28, 2005. A payment of Cdn$ 0.27 per unit will also be made to holders of Class B limited partnership units of Precision Drilling Limited Partnership using the same record date and payment date.

Precision also announces that a special year end distribution of Cdn$ 0.022 per trust unit will be paid on January 17, 2006 to unitholders of record on December 31, 2005. The special distribution is being paid with the intent that Precision's 2005 distributions will at least be equal to Precision's taxable income for 2005, as required under Precision's Declaration of Trust. The ex-distribution date for the special distribution will be December 28, 2005. A special payment of Cdn$ 0.022 per unit, as required under the Limited Partnership Agreement, will also be made to holders of Class B limited partnership units of Precision Drilling Limited Partnership using the same record date and payment date.

2006 CAPITAL EXPENDITURE PROGRAM

Management is pleased to announce that a capital expenditure program for 2006 totaling Cdn$ 285 million has been approved. The capital expenditure program is being directed towards spending of Cdn$ 120 million in the upgrade of existing fixed assets and Cdn$ 165 million in the growth and expansion to Precision's existing asset base. Approximately 90% of the expansion capital will involve the construction of 19 new drilling rigs which are scheduled to be delivered over the next 12 to 15 months. These new drilling rigs are of a "fit-for-purpose" design pursuant to long term customer contracts. Ten of the new rigs will be Precision's versatile shallow to medium depth rated Super Single(R) rigs. The remaining 9 new rigs are planned to be diesel electric powered light triples rated to an approximate depth of 4,000 metres. The net number of new rigs in 2006 is expected to be 17 with the retirement of two cantilever double rigs.

Precision's drilling rig fleet will exit 2005 at a count of 230 with the addition of two new Super Single(R) rigs in the current fourth quarter. This gives Precision a Canadian industry market share of approximately 31%.

FORWARD-LOOKING INFORMATION

Certain statements contained in this press release, including statements relating to our capital expenditure program for 2006, containing words such as "anticipate", "could", "should", "expect", "believe", "will", "plan" and similar expressions and statements relating to matters that are not historical fact are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Precision to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas and related products and services; competition; political and economic conditions in countries in which Precision does business; the demand for services provided by Precision; changes in laws and regulations, including environmental regulations, to which Precision is subject and other factors, which are described in further detail in Precision's filings with the US Securities and Exchange Commission.


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Precision Drilling Trust is Canada's largest energy services trust.
Headquartered in Calgary, Alberta, Precision is the leading provider of contract drilling services to the Canadian oil and gas industry. Precision provides customers with access to an extensive fleet of drilling and service rigs backed by a comprehensive mix of support services utilizing skilled and experienced personnel.

PRECISION IS LISTED ON THE TORONTO STOCK EXCHANGE UNDER THE TRADING SYMBOL "PD.UN" AND IN U.S. DOLLARS "PD.U" AND ON THE NEW YORK STOCK EXCHANGE UNDER THE TRADING SYMBOL "PDS". FOR FURTHER INFORMATION PLEASE CONTACT DOUG STRONG, CHIEF FINANCIAL OFFICER OF PRECISION DRILLING CORPORATION, ADMINISTRATOR OF PRECISION, 4200, 150 - 6TH AVENUE S.W., CALGARY, ALBERTA T2P 3Y7, TELEPHONE (403) 716-4500, FAX (403) 264-0251; WEBSITE: WWW.PRECISIONDRILLING.COM.